(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

ALLIANCE LAUNDRY SYSTEMS LLC ALLIANCE LAUNDRY CORPORATION ALLIANCE LAUNDRY HOLDINGS LLC
Full Name of Registrant

N/A
Former Name if Applicable

Shepard Street, P.O. Box 990
Address of Principal Executive Office (Street and Number)

RIPON, WISCONSIN 54971-0990
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alliance Laundry Holdings LLC (the “Company”), Alliance Laundry Systems LLC and Alliance Laundry Corporation will be unable to file their Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (the “June 2007 Form 10-Q”) by the required filing date of August 14, 2007.

The Company identified errors in its reconciliation of unvouched payables which resulted in the understatement of the Company’s liabilities. Based on its analysis to date, the Company believes that the aggregate amount of such understatement is between $2.4 million to $2.7 million of which approximately $1.8 million is attributable to the year ended December 31, 2006 and the remainder of which is attributable to the Company’s quarterly fiscal period ended March 31, 2007. The Company has not yet completed its analysis of the effect that these errors will have on its previously issued consolidated financial statements. Based on its analysis to date, the Company believes that the consolidated financial statements for the first quarter of 2007, the fiscal year ended December 31, 2006 and certain quarters of 2006 may be affected by these errors. The Company has disclosed that it will not be able to file its June 2007 Form 10-Q until it completes its analysis of these matters.

While the Company is continuing to evaluate the effect of its failure to timely file its June 2007 Form 10-Q, such failure is not expected to have an immediate impact on the Company’s cash position. Under the terms of the Company’s Credit Agreement, dated as of January 27, 2005 (the “Senior Credit Facility”), the Company’s failure to timely provide its financial statements to the administrative agent thereunder for the quarterly period ended June 30, 2007 (the “June Financial Statements” ) constitutes a default under the Senior Credit Facility. As a result of such default, the Company will be unable to draw any amounts under the revolving portion of the Senior Credit Facility (the “Revolver”) until such default is cured. The Company does not believe that its inability to draw any amounts under the Revolver will have a material adverse impact on the Company’s ability to finance its operations. If the Company is unable to cure such default or obtain a waiver within 30 days of the date hereof, the lenders holding a majority of the outstanding loans under the Senior Credit Facility will have the right to declare the loans thereunder due and payable. The outstanding principal amount of loans under the Senior Credit Facility as of August 14, 2007 is $239 million. Under the terms of the Company’s asset backed facility for the sale of equipment notes and trade receivables (the “Asset Backed Facility”), the Company’s failure to timely provide the June Financial Statements to certain parties thereto constitutes a default under the Asset Backed Facility. The Company does not currently expect such default to have a near term impact on available liquidity under the Asset Backed Facility.

The audit committee of the Company’s indirect parent (the “Audit Committee”), ALH Holding Inc., has commissioned an external review of certain accounting matters based upon a complaint of a former employee, which matters include the accounting errors discussed above.

Although the Company has not yet completed its assessment of the impact of the errors described above on its internal control over financial reporting and disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe, based on their analysis to date, that a potential material weakness in the Company’s internal control over financial reporting contributed to the accounting errors discussed above.

The Audit Committee has discussed these matters with the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

Forward Looking Statements

The information presented herein contains predictions, estimates or other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Such forward-looking statements involve known and unknown uncertainties and other factors that may cause the actual results of the Company’s analysis of the accounting errors described above and its actions related thereto and resulting therefrom, including the availability of financing, to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “plan”, “seek”, “will”, “expect”, “intend”, “estimate”, “believe” or “anticipate” or the negative thereof or variations thereon or similar terminology. All forward-looking statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bruce P. Rounds	920	748-1634
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALLIANCE LAUNDRY SYSTEMS LLC ALLIANCE LAUNDRY CORPORATION ALLIANCE LAUNDRY HOLDINGS LLC
(Name of Registrant as Specified in Charter)

have each caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2007	By	/s/ Bruce P. Rounds
Bruce P. Rounds Vice President Chief Financial Officer